FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 9, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...............

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for May 9, 2005 and incorporated by reference herein is the Registrant’s immediate report dated May 9, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: May 9, 2005

BLUEPHOENIX SOLUTIONS REPORTS FIRST QUARTER RESULTS

Herzlia, Israel – May 9, 2005 – BluePhoenix Solutions Ltd. (NASDAQ:BPHX), the leader in Enterprise IT Modernization, today announced financial results for first quarter of 2005.

Our operating results for the first quarter of 2005 were in line with the corresponding first quarter in 2004. Revenues were $14.1 million. Operating income was $815 thousand representing 6% operating margin, as compared to $987 thousand in the first quarter of 2004, representing an operating margin of 7%. Net income for the quarter was $309 thousand or $0.02 per fully diluted share, as compared to net profit of $1.1 or $0.08 per share in the first quarter of 2004. The decline in net profit is mainly attributable to non-cash financial expenses related to the $5 million convertible debentures and underlying warrants that were issued in 2004, and to valuation changes caused by the devaluation of the euro currency as compared to the US dollar.

“In this first quarter we received 9 new modernization deals, as compared to 11 during the last two quarters of 2004 the second half of 2004, thereby almost doubling the number of new deals won. These new projects are going to be delivered over the next four quarters. It is our main objective to further increase the deal flow, and benefit from the growth which is expected in the legacy modernization market. We believe that the demand for highly automated modernization solutions is going to grow. As repeatedly verified through our customers, they need a reliable process which reduces the risk of the change in the system, while increasing its productivity. Our automated tools are the right solution,” said Arik Kilman, Chief Executive Officer.

“We have implemented a growth plan, which assumes an increased deal flow of small low margin orders, which is then going to be followed by larger full scale projects with higher margins. Our plan consists of a combination of rapid development efforts and increased marketing activities to improve the awareness of our unique wide range of solutions. These combined efforts, are expected to materialize into visible and measurable results in the near future” concluded Mr. Kilman

Arik Kilman, BluePhoenix Chief Executive Officer, and Iris Yahal, Chief Financial Officer, will discuss the first quarter results, and will be available to answer questions in a conference call.

Conference Call Details:
The conference call will be held on

Monday, May 9th , 2005 at 9:00 A.M. (EST)

Interested parties are welcome to call the telephone numbers listed below, 5–10 minutes prior to the start of the conference call.

In the US call:	877-209-0397
Outside the US call:	(1) 612-332-1025

Callers should reference “BluePhoenix Solutions First Quarter Results 2005” to the AT&T conference call operator.

An automated replay of the conference call will be available from May 9th at 01:30 P.M. until May 11th at 11:59 P.M. (EST).

To access the replay call (USA) (800) 475-6701, (International) 1-(320) 365-3844, and enter the BluePhoenix Solutions access code of 781023.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The Company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel, and Australia.

The Company’s major shareholder is the Formula Group (NADSAQ:FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

Company Contact: Iris Yahal +972-9-9526110

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands,except per share amounts)

	Three months ended March 31,		Year ended December 31,
	2005	2004	2004
	Unaudited

Revenues	$14,101	$14,139	$57,186

Cost of revenues	6,072	6,064	24,253

Gross profit	8,029	8,075	32,933

Software development costs, net	1,931	2,039	8,055

Selling, general and administrative expenses	4,976	4,690	19,981

	1,122	1,346	4,897

Depreciation	307	359	1,407

Operating income	815	987	3,490

Financial expenses, net	(658)	(173)	(882)

Other income, net	31	233	1,087

Income before taxes	188	1,047	3,695

Taxes on income	-	5	260

	188	1,042	3,435

Minority interest	121	159	(73)

Equity in losses of affiliated companies	-	(141)	(516)

Net income	309	1,060	2,846

Basic earnings per share	0.02	0.08	0.21

Diluted earnings per share	0.02	0.08	0.21

Common shares outstanding	13,554	13,475	13,523

Common shares assuming dilution	14,966	14,121	14,679

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31 2005	December 31 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,761	$9,363
Marketable securities	166	177
Accounts receivable:
Trade	16,305	15,814
Other	2,361	2,567

Total current assets	27,593	27,921

INVESTMENTS	350	-

FIXED ASSETS
Cost	10,767	10,614
Less - accumulated depreciation	8,300	7,921

Total fixed assets	2,467	2,693

OTHER ASSETS, NET	61,493	60,268

Total assets	$91,903	$90,882

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$7,739	$7,214
Accounts payable and accruals:
Trade	3,917	4,382
Deffered revenue	4,107	2,583
Other	6,469	7,385

Total current liabilities	22,232	21,564

LONG-TERM LIABILITIES:
Convetible debentures	4,127	5,149
Accrued severance pay, net	1,160	1,160
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	7,417	7,537

Total long-term liabilities	14,675	15,817

MINORITY INTEREST	4,756	4,870

SHAREHOLDERS' EQUITY	50,240	48,631

Total liabilities and shareholders' equity	$91,903	$90,882